UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ligand Pharmaceuticals Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53220K207

(CUSIP Number)

David M. Knott

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K207

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,933,885 shares of Common Stock

	8	Shared Voting Power 198,257 shares of Common Stock

	9	Sole Dispositive Power 8,254,806 shares of Common Stock

	10	Shared Dispositive Power 1,667 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,256,473 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 53220K207

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,920,552 shares of Common Stock

	8	Shared Voting Power 196,590 shares of Common Stock

	9	Sole Dispositive Power 8,241,473 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,241,473 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%

14	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”) of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect (a) that Richard Murawczyk, the managing member of the general partner of Ostra Capital Partners, L.P. and Ostra Capital Partners VII, L.P., no longer is an employee of or has a trading arrangement with Dorset Management Corporation (“Dorset”), of which David M. Knott is the sole shareholder, director and president, (b) the change between sole and shared voting and/or dispositive power of the Reporting Parties as the result of cross trades among the accounts managed by Dorset, and (c) the grant of shares to Mr. Knott by the Company at its 2009 annual meeting.

Item 2.	Identity and Background.
This Item is being amended solely to add the following sentence to Item 2: As a result of the event set forth in Item 1, the Ostra Entities are not included as Direct Owners.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

This Item is being amended solely to add the following sentence to the first paragraph and to amend clause (d):

The acquisition of the Common Stock by the Reporting Persons was made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization. The shares of Common Stock beneficially owned by the Reporting Parties were acquired by the Partnerships and the Managed Accounts through open-market purchases, cross trades or grants to Mr. Knott, personally, by the Company in recognition of service as a Director of the Company.

(d)          Although Mr. Knott and Stephen Sabba, an analyst with Dorset Management Corporation, are directors of the Company, the cross trade described above in Item 1 was not intended or made as part of, and no Reporting Party has at present any plans or proposals, that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)    David M. Knott and Dorset Management Corporation: See Rows 5 through 9 and 11 on pages 2-3. Of the aggregate number of securities reported by Dorset Management Corporation in each of Rows 7 through 11 on page 3 of this Schedule 13DA, the securities reported as beneficially owned by Mr. Knott in each of Rows 7 through 11 on page 2 of this Schedule 13DA are comprised of an additional 15,000 of the same securities, over 13,333 shares of which he has sole voting and dispositive control and for which 1,667 shares are restricted pursuant to their terms. As a result of the event set forth in Item 1(a), none of the shares reported on those pages include any securities held by Mr. Murawczyk, Ostra Capital Partners, L.P., or Ostra Capital Partners VII, L.P.

(c)          During the past 60 days, the Reporting Parties have not beneficially acquired any Common Stock in open-market purchases.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is being amended solely to add the following paragraph:

As a result of the event set forth in Item 1, the trading arrangement between the Reporting Parties and the Ostra Entities terminated pursuant to its terms.

Item 7.	Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2010
Date

/s/David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By:	/s/David M. Knott
David M. Knott, President